UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                    (Final)*


                           Magal Security Systems Ltd.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, NIS 1.0 Par Value per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   M6786D 10 4
                                   -----------
                                 (CUSIP Number)

                                 August 11, 2003
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Schedule 13G
CUSIP No.M6786D 10 4

1. Names of Reporting Persons: Israel Aircraft Industries Ltd. I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

          (a) [  ]

          (b) [X]

3.  SEC Use Only


4.  Citizenship or Place of Organization:    Israel

Number of                  5.  Sole Voting Power:             914,516
Shares
Beneficially               6.  Shared Voting Power:           N/A
Owned by
Each                       7.  Sole Dispositive Power:        914,516
Reporting
Person With                8.  Shared Dispositive Power:      N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 914,516

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 11.88%

12. Type of Reporting Person (See Instructions): CO




Item 1.

         (a) The name of the issuer is Magal Security Systems Ltd., an Israeli company (the "Issuer").


         (b) The address of the principal executive offices of the Issuer is 17 Altalef Street, Yahud Industrial Zone, 56100, Israel.


Item 2.

            (a)-(c) This Schedule 13G is being filed by the Israel Aircraft Industries Ltd. ("IAI"), an Israeli corporation. IAI's principal business office is located at Ben-Gurion International Airport 70100 Israel.

         (d)-(e) This statement related to the Ordinary Shares of the Issuer, par value NIS 1.0 per share. The CUSIP No. for such shares is M6786D 10 4.

Item 3.

         N/A

Item 4.    Ownership

           On July 24, 2003 the IAI entered into an agreement with Mira Mag Inc., the Issuer's principle shareholder, according to which Mira Mag Inc. agreed to purchase all of the 914,516 shares of the Issuer that are held by IAI.

         On August 11, 2003 IAI transferred 743,088 shares of the Issuer to Mira Mag Inc., in consideration of $5,201,616. Mira Mag will purchase the balance of 171,428 shares in three installments over a 12-month period.


Item 5.  Ownership of Five Percent or Less of a Class

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10.  Certification.

         N/A

                                    SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.



Date: August  11, 2003



                                           Israel Aircraft Industries Ltd.

                                           /s/ Avi Knobel
                                           --------------
                                           By: Dr. Avi Knobel
                                           Title: Vice President Finance